As Filed with the Securities and Exchange Commission on August 2002

                                Registration No.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ELITE TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


                  Texas                               76-025229
      (State or other jurisdiction of             (I.R.S. Employer
       Incorporation or organization)            Identification No.)



            6991 Peachtree Industrial Blvd.
                    Norcross, Georgia                   30096
        (Address of Principal Executive Offices)      (Zip Code)


                            STOCK UNDERLYING VARIOUS
                             CONSULTING AGREEMENTS
                             BETWEEN REGISTRANT AND
                         CONSULTANTS OF THE REGISTRANT


                               Bryan G. Harrison
                         1600 Atlanta Financial Center
                            3343 Peachtree Road, NE
                               Atlanta, GA 30326
          (Name and address, including zip code of agent for service)

                                  404-233-7000
         (Telephone number, including area code, of agent for service)







--------------------------------------------------------------------------------
                       CALCULATATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                                      Proposed
                                         Proposed      Maximum
                                         Maximum      Aggregate
Title of Securities    Amount to be   Offering Price  Offering     Amount of
to be Registered        Registered      per Share*     Price*  Registration Fee
--------------------------------------------------------------------------------
Common  stock  par       25,000,000        $.01       $250,000          $23
value $.0001

--------------------------------------------------------------------------------
* Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) on the basis of the average of the low bid and ask prices of the Common Stock of the Registrant as traded in the over-the-counter market and reported in the Electronic Bulletin Board of the National Association of Securities Dealers on August 12, 2002.

PART I

DESCRIPTION OF EXECUTIVE, EMPLOYMENT AND CONSULTING
AGREEMENTS

         The following table sets forth the number of shares of Common stock issued or authorized to be issued pursuant to certain Consulting and Employment Agreements attached hereto or incorporated herein by reference.

----------------------- --------------------------------------------------------
Compensation                                            Number  of  Shares  or
Agreement                                              Options    covered   by
Selling Shareholder         (Name of Plan)           this Registration Statement
----------------------- --------------------------------------------------------
Terrance Byrne          Consulting Agreement                 24,000,000
----------------------- --------------------------------------------------------
John Frohling           Legal Services Agreement              1,000,000
----------------------- --------------------------------------------------------
TOTAL                                                        25,000,000
----------------------- --------------------------------------------------------


PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference

         The following documents are incorporated by reference in this registration statement:

          (a) Registrant's Annual Report on Form 10-K/A for the fiscal year ended May 31, 2001, filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          (b) Registrant's quarterly report on Form 10-Q for the fiscal quarters ended August 31, 2001; November 30, 2001 and February 28, 2002

         All documents filed by the Registrant pursuant to Section 13(a), 13(c), 14, and 15(d) of the Securities Act and Sections 13(a), 13(c), and 14 of the Exchange Act after the date of this registration statement and prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereunder have been sold, or which registers all securities then remaining unsold under this registration statement, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

         The authorized capital stock of Registrant consists of one hundred million shares (500,000,000), par value $.0001 per share, all of which are designated Common Stock par value $.0001 per share. As of August 1, 2002 there were approximately sixty one million, four hundred twenty seven thousand, six hundred and nine (61, 427, 609) shares of Common Stock issued and outstanding.

         The holders of shares of Common Stock of the Registrant are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore and, upon liquidation, are entitled to share pro rata in any distribution to shareholders. Holders of the Common Stock have one non-cumulative vote for each share held. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the Common Stock.

         Stockholders are entitled to one vote for each share of Common Stock held of record on matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. As a result, the holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person or persons to the board of directors of Registrant.

         The Registrant has no warrants or options outstanding.

Item 5.  Interest of Named Experts and Counsel.

         John B. Frohling, Esq., who has been issued 1,000,000 shares of common stock included in this Registration Statement, is a member of the law firm of Frohling, Hudak & Pellegrino, LLC Special Securities Counsel to the Registrant.

Item 6.  Indemnification of Directors and Officers.

         The Registrant's Articles of Incorporation, Article Nine, contains an indemnification provision for its officers and directors as follows:

         "A director of the corporation is not liable to the corporation or its shareholders or members for monetary damages for an act or omission in the director's capacity as director, unless the act or omission involves a breach of a director's duty of loyalty to the corporation or its shareholders or members; of the act or omission is not in good faith or involves intentional misconduct or a knowing violation of the law; or the director engages in a transaction from which he receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or the act or omission is one in which the liability of the director is expressly provided for by statute; or the director engages in an act related to an unlawful stock repurchase or payment of dividend."

         The Registrant's By- Laws, Section 8.2, AUTHORITY TO INDEMNIFY provides that

     A   Except as otherwise provided in this section, the Corporation shall indemnify an individual who is a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if such individual conducted himself or herself in good faith and such individual reasonably believed (i) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the Corporation; (ii) in all other cases, that such conduct was at least not opposed to the best interests of the Corporation; and (iii) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful.

     B The termination of proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard or conduct described in Section 8.2 (A).

     C   The Corporation shall not indemnify a director under Section 8.2 (A)
          in connection with a proceeding by or in the right of the Corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under this section; or in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that personal benefit was improperly received by him, whether or not involving action in his official capacity.

         Section 8.1 of the By- Laws contains various definitions including who is an officer and director, Section 8.2 deals with Advances for Expenses;
Section 8.4 the authorization of the Indemnification of Officers, Employees, and Agents.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         Except to the extent hereinabove set forth, there is no charter provision, by-law, contract, arrangement or statute pursuant to which any director or officer of registrant is indemnified in any manner against any liability which he may incur in his capacity as such.

Item 7.  Exemption From Registration Claimed.

Not Applicable.

Item 8. Exhibits.

The exhibits filed as a part of this Report or incorporated herein by reference are as follows:

Exhibit
No.                                 Item

4.5 Consulting Agreement between Terrance Byrne and the Registrant effective July 23, 2002.

4.2 Letter of Engagement between Frohling, Hudak & Pellegrino, LLC and the Registrant dated August 5, 2002 effective August 9, 2002.

5.1 Opinion of Frohling, Hudak & Pellegrino, LLC, regarding the legality of the securities being registered under this Registration Statement.

24.1 Consent of Ricardo Blanco Vega, Certified Public Accountant.

24.2 Consent of Kirschner and Associates Certified Public Accountants.

24.3 Consent of KPMG LLP, Certified Public Accountants

24.4 Consent of Frohling, Hudak & Pellegrino, LLC, (set forth in the opinion of counsel included as Exhibit 5.1).


Item 9. Undertakings.

          (a) The undersigned Registrant hereby undertakes:

                  (1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)To include any prospectus required by section 10(a) (3) of the Securities Act of 1933;

                           (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, Georgia, on the ___ day of August, 2002.



                        By  /s/ Scott Schuster
                        ------------------------------
                                Scott Schuster
                                Chief Executive Officer/Chief Financial Officer

          Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the date indicated have signed this Registration Statement.


 Signature                          Title                     Date
 ---------                          -----                     ----

 /s/ Scott Schuster              Chief Executive Officer/        August __,2002
                                 Chief Financial Officer
----------------------------
     Scott Schuster


Majority of the Board of Directors

   /s/ Frank Noori               Director                        August__, 2002
----------------------------
       Frank Noori


 /s/ David Aksoy                 Director                        August__, 2002
----------------------------
     David Aksoy

/s/ Stephen Randy Ragsdale       Director                        August__, 2002
----------------------------
    Stephen Randy Ragsdale




Signature on File

                           INDEX TO EXHIBITS BEING FILED HEREWITH


Exhibit
No.                                 Item

4.5 Consulting Agreement between Terrance Byrne and the Registrant effective July 23, 2002.

4.6 Letter of Engagement between Frohling, Hudak and Pellegrino LLC and the Registrant dated August 9, 2002.

5.1 Opinion of Frohling, Hudak & Pellegrino, LLC, regarding the legality of the securities being registered under this Registration Statement.

24.1 Consent of Ricardo Blanco Vega, Certified Public Accountants.

24.2 Consent of Kirchner and Associates Certified Public Accountants

24.3 Consent of KPMG LLP, Certified Public Accountants

24.4 Consent of Frohling, Hudak, & Pellegrino Counsel for the Registrant (Set forth in the opinion of counsel included as Exhibit 5.1).



















Exhibit 4.5

                              CONSULTING AGREEMENT

ELITE TECHNOLOGIES, INC. A TEXAS CORPORATION, (HEREINAFTER
REFERRED TO AS
"COMPANY") AND TERRENCE BYRNE (HEREINAFTER REFERRED TO AS
"CONSULTANT") AGREE AS
FOLLOWS:

1. CONSULTANT: Company hires Consultant and Consultant hereby accepts consulting with the Company upon the terms and conditions hereinafter set forth.

2. TERM OF CONSULTING AGREEMENT:

     A. INITIAL TERM: The term of this Consulting Agreement shall commence on July 23, 2002 and shall terminate on July 22, 2004, unless otherwise extended or terminated as provided for under this agreement.

3. CONSULTANT'S DUTIES:

     A. TITLE: Consultant shall serve as an independent outside Marketing Advisor to the Company. In that capacity, Consultant shall provide introduction to business contacts, marketing outlets and other such services, acts, or things necessary to increase the marketing awareness of the Company's product lines.

     B. LOYAL AND CONSCIENTIOUS PERFORMANCE: Consultant agrees that to the best of his ability and experience he will at all times loyally and conscientiously perform all of the obligations required of him either expressly or implicitly by the terms of this agreement.

     C. COMPETITIVE ACTIVITIES: During the term of this agreement Consultant shall not, directly participate in any business that is in competition in any manner whatsoever with the business of the Company.

     D.   TRADE SECRETS:

                  (i) The parties acknowledge and agree that during the term of this agreement and in the course of the discharge of his consulting hereunder, Consultant shall have access to and become acquainted with information concerning the operation of the Company, including without limitation, customers, financial, personnel, sales, planning, marketing and other information that is owned by the Company and regularly used in the operation of the Company's business and that this information constitutes the Company's trade secrets.

                  (ii) Consultant agrees that he shall not disclose any such trade secrets, directly or indirectly, to any other person or use them in any way, either during the term of this agreement or at any time thereafter, except as is required in the course of his consulting with the Company. The unauthorized use or disclosure of any of the Company's trade secrets obtained by Consultant during his consulting with the Company shall constitute unfair competition.

                  (iii) Consultant further agrees that all files, records, documents, equipment and similar items relating to Company's business, whether prepared by Consultant or others, are and shall remain exclusively the property of the Company.

4. COMPENSATION:

     A. BASE COMPENSATION: The Consultants shall receive 20,000,000 shares of Stock in Elite Technologies, Inc. with S-8 registration rights.

     B. SEVERANCE ALLOWANCE: Notwithstanding any provision of this agreement, if, during the initial term of this agreement or any extension thereof, the Company terminates this agreement without cause or materially breaches this agreement, the Company shall pay Consultant, without setoff, the balance owing under this agreement ("Severance Allowance") upon termination.

     C. TAX WITHHOLDING: Consultant hereby acknowledges and warrants that neither it, nor any of its employees or agents, will be treated as an employee of the Company with respect to any services rendered to the Company for any purpose whatever, including without limitation for the purpose of Social Security, Federal or State Unemployment taxes or income tax withholding at any source. Consultant shall be solely responsible for its Federal, State and Local income taxes, if any.

     D. PROXY AND VOTING RIGHTS: Consultant hereby agrees to execute an irrevocable proxy to a designee of Company transferring all voting rights of the shares issued as compensation under the terms and provisions hereof.

5. EXPENSE ALLOWANCE: Company shall reimburse Consultant for all business related expenses incurred by Consultant during the course of his consulting on behalf of the Company.

6. TERMINATION:

     A. TERMINATION FOR CAUSE: The Company reserves the right to terminate this agreement, if Consultant willfully breaches or habitually neglects his consulting duties which he is asked to perform under the terms of this agreement, or commits such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude as would prevent the effective performance of his consulting. Any outstanding stock options would be considered void as of the date of termination.

     B. TERMINATION BY CONSULTANT: Consultant may terminate his obligations under this agreement by giving the Company at least 30 days (30) notice in advance. Any stock paid by the Company to Consultant shall be returned, on a pro rata basis, so that for each month remaining under the original term of this Agreement, Consultant shall return 1/24 of the shares issued as compensation under the terms and provisions of this Agreement. If Consultant has liquidated or in any manner disposed of, traded, sold, hypthicated or otherwise transferred the owernship of the shares issued as compensation under this Agreement, Consultant shall be required to purchase the shares from the Company or from the open public market.

7. CONSULTANT'S OBLIGATION AFTER TERMINATION: The Consultant agrees that for a period of one year (1) immediately following the termination of his consulting with the Company, Consultant shall not directly or indirectly make known to any person, firm, or corporation the names or addresses of any of the customers of the Company or any other information pertaining to them, or call on, solicit, take away, or attempt to call on, solicit, or take away any of the acquaintances during his term of consulting with the Company, either for himself or for any other person, firm, or corporation.

8. MEDIATION. Any controversy between the parties involving the construction or application of any terms, provisions, or conditions of this agreement, shall on the written request of either party served on the other, be submitted to mediation before a neutral third party. The parties shall share the cost of mediation jointly.

9. ENTIRE AGREEMENT: This agreement supersedes any and all other agreements, either written or oral, between the parties hereto with respect to the consulting of the Consultant to the Company and contains all of the covenants and agreements between the parties with respect to such consulting for the Company in any manner whatsoever. Both parties must sign any modification to this agreement.

10. PARTIAL INVALIDITY: If any part of this agreement shall be determined by a court or mediator to be invalid, the remainder hereof shall be construed as if the invalid portion has been omitted.

11. WAIVER: No waiver of any of the provisions of this agreement shall be deemed or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

12. LAW GOVERNING AGREEMENT: This agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

COMPANY:                                         CONSULTANT:

Elite Technologies, Inc.                         Name: Terrance Byrne

By:___________________________                   By:___________________________
      Scott Schuster, President & CEO
                                                 Title:_________________________
Date:_________________________
                                                 Date:_________________________

Exhibit 4.6

             FROHLING, HUDAK, & PELLEGRINO, LLC COUNSELLORS AT LAW
                            17 Fulton Street Newark,
                                New Jersey 07102
                                (973) 622- 2800
                               (973) 622- 2865fax
                                                                  August 5, 2002


Scott Schuster, CEO
Elite Technologies, Inc.
3340 Peachtree Place, ste 1800
Atlanta, GA  30326

         RE:      Letter of engagement

Dear Mr. Schuster:

         This letter will confirm our engagement to provide legal services to Elite Technologies, Inc. commencing as of the date you engage us and pay the retainer referred to herein.

         We have agreed to provide the following services: review of filings to the Securities & Exchange Commission ("SEC") and comment letters if any, prepare and prosecute the filing of an S-8 and other SEC filing forms such as 10qs and 10-KA.

         We will render you bills on a monthly basis for services rendered and for out-of-pocket expenses incurred. We require that all bills be paid within 15 days of being received by you.

         We will require a retainer in the amount of $7,500 payable against services to be rendered with respect to this matter. In the event that your prefer we would consider payment in the Company's common stock registered under S-8 at a mutually agreeable price per share.


 Thank you for retaining this firm.

                            Sincerely yours,

                           John B.M. Frohling



accepted this ____day of august, 2002
elite technologies, inc.

by:_____________________________________
              Scott Schuster, CEO

                                   Schedule A



Sr. Partner                         $300.00 per hour

Partner                             $250.00 per hour

Associate                           $175.00 per hour

Legal assistant                     $ 60.00 per hour

Exhibit 24.2


                          Kirschner & Associates, PC.
                          Certified Public Accountants
                             531 Roselane Street NW
                                   Suite 310
                            Marietta, Georgia 30060


The Board of Directors Elite Technologies, Inc.



We consent to the inclusion in the Registration Statement on Form S-8 of Elite Technologies, Inc., dated on or about August 22, 2002, our report dated November 9, 2000, except for Note 13 (c) as to which the date is February 21, 2001, related to the consolidated balance sheet as of May 31, 2000, and the consolidated statements of operations, stockholders' equity, and cash flows of Elite Technologies, Inc. and subsidiaries for year ended May 31, 2000.


/s/ Kirschner & Associates, P.C.
Certified Public Accountants
Marietta, Georgia
August 22, 2002
Office 770-590-8969 - FAX 770-590-1523 - email kircpa@bellsouth.net

Exhibit 24.3

                              Consent of KPMG, LLP



We hereby consent to the use of our name, financial statements and opinions in the registration statement filed on form S-8 by the Elite Technologies, Inc. KPMG LLP Dated, August 30, 2002






                              By  /s/  Wendall Sealey, KPMG
                                  -------------------------
                                       Wendall Sealey, KPMG